BLUE EARTH, INC.

2298 Horizon Ridge Parkway

Suite 205

Henderson, Nevada 89052

April 11, 2014

Martin James,

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. James:

Re:	Blue Earth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 000-54669

Dear Mr. James:

Blue Earth, Inc. (the “Company”) hereby responds to the Staff’s Comment Letter dated April 2, 2014.  The Comments are repeated in the order set forth in the Comment Letter with our responses to follow in order.  The Company has filed Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2013 on this date.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Twelve Months Ended December 31, 2013 Compared with Twelve Months Ended December 31, 2012, page 48

1. Please tell us why you did not include a discussion of your results of operations by business segment. Refer to Item 303(A)(3)(i) of Regulation S-K.

Response: We did present the results of operations by business segments.  Castrovilla coincides with the energy efficiency segment and Xnergy coincides with the construction and maintenance segment. The revenues and expenses as discussed in the MD&A match the segmented numbers as disclosed in Note 17 to the financial statements.  The revenues paragraph of the MD&A distinguishes the activities of the 2 business segments.

Use of Estimates, page 52

2. Please tell us why you disclose in the first sentence of the Critical Accounting Estimates section on page 52 that your MD&A is based on unaudited condensed consolidated financial statements.

Response: The terms “unaudited” and “condensed” were inadvertently carried over from the Form 10-Q wording. The terms “unaudited” and “condensed” have been deleted from the Amended Form 10-K.

Martin James

U.S. Securities and Exchange Commission

April 11, 2014

Item 8. Financial Statements

Note 2 - Significant Accounting Policies Intangible Assets, page F-9

3. Please amend to disclose, consistent with FASB ASC 350-30-50-2(a)(1), the gross carrying amount and accumulated amortization in total and by major intangible asset class for your customer contracts and technology of $26,501,859.

Response: We have added Note 6 with a table to present the intangible assets and accumulated amortization by major asset class and in total.

Note 7 - Fair Value of Financial Instruments, page F-14

4. We note your reference to a warrant derivative liability that was reduced to $0 during fiscal 2012. Please tell us the significant terms of the warrants and why you accounted for the warrants as derivatives, citing the accounting literature used and how you applied it to your facts and circumstances. Tell us why the valuation of the warrants decreased to $0 at December 31, 2012 and December 31, 2013.

Response:  During 2009, through December 29, 2009, the Company accepted subscriptions for an aggregate of 246 units in a private placement (each unit consisting of 25,000 shares of common stock and three-year warrants to purchase 12,500 common shares at an exercise price of $2.00 per share) at a price of $25,000 per unit for gross proceeds of $6,150,000. As a result, the Company issued (i) 6,150,000 common shares and (ii) warrants to purchase 3,075,000 common shares. In connection with the private placement, the Company paid $240,250 in offering costs and issued two-year warrants to purchase an aggregate of 107,500 common shares, exercisable at $1.25 per share, to placement agents. All of the shares of common stock issued in the private placement as well as the shares of common stock underlying the warrants issued in the private placement and the shares of common stock underlying the placement agents’ warrants are subject to a registration rights agreement. In addition, so long as the underlying shares of common stock are registered in an effective registration statement, if and when shares of the common stock are trading at or above $3.50 per share for 20 consecutive trading days, the Company had the option to redeem the three-year warrants from the investors for a purchase price of $0.001 per share. A holder of three-year warrants had 10 days following notice to convert their warrants or the Company could retire the warrants upon the payment of $0.001 per share underlying each warrant. All of the warrants contained a cashless exercise provision whereby if at any time after twelve (12) months from the issuance date of the warrants there is no effective  registration statement registering or no current prospectus available, for the resale of the shares of warrant stock issuable, then the holder may cashless exercise the warrants. All of the warrants contain a price protection provision whereby if from the warrant issuance date and through the earlier to occur of: (i) first anniversary of the date of issuance and (ii) the date there is an effective registration statement on file with the Securities and Exchange Commission covering the resale of all the shares of warrant stock and all the shares of common stock issued in the offering the Company issues or sells any shares of common stock or securities convertible into common stock, other than an exempt issuance, as defined in the warrant, for consideration per share of common stock less than $1.00, then immediately after such dilutive issuance, the warrant price then in effect shall be reduced to an amount equal to the new issuance price multiplied by two. Due to the price protection clause, the warrants were deemed a derivative and, therefore a portion of the proceeds was classified a warrant derivative liability on each date of issuance resulting in an aggregate amount of $826,678 being reclassified. Subsequently the warrants were revalued quarterly and a gain or loss recorded based upon the new valuation. During December 2012 all of the warrants expired unexercised, accordingly the remaining liability was recorded as a gain during the year ended December 31, 2012.

Martin James

U.S. Securities and Exchange Commission

April 11, 2014

Note 9 - Stockholders’ Equity

Preferred Stock, page F-15

5. Please tell us how you accounted for the warrants issued with your Series A, B, and C preferred stock and why. Explain how you applied the accounting literature to your facts and circumstances. Include a discussion of the fact that upon exercise of a warrant, the holder receives one share of common stock and another class of warrant.

The Company valued the warrants attached to the Series A, B and C preferred as of each issuance date in accordance with ASC 718. Using the intrinsic method the warrants were determined to have no value as of the issuance dates because the exercise price exceeded the trading price of the common shares into which the preferred shares were convertible. In order to receive the additional share and additional class of warrant the holder of the class A warrant must pay the exercise price of the class A warrant of $3.00 per share. At the time the class A preferred stock warrants were issued the Company’s common stock traded in the $1.00 per share range. Each $10.00 preferred share was convertible into 10 common shares resulting in an equivalent value of $1.00 per share of common stock. There has never been a market for the preferred stock accordingly the intrinsic method was determined to be the most appropriate method for valuing the warrants. Additional class B and class C warrants are only created upon the exercise of the preceding class of warrant and accordingly can have no value as of date of the issuance of the preferred shares.

6. We note the disclosure in the fifth paragraph on page F-16. Please tell us if the Class B warrants include a call provision. If so, explain your accounting for the call.

Response: The Class B warrants do include a call provision. The Class B warrants are callable by the Company at $0.001 per share. The Company does not intend to call the Class B but intends to encourage the holders to exercise them. The potential liability of $4,000 is not material in any case so no financial statement affect has been recorded.

Stock Purchase Warrants, page F-17

7. We note from the second paragraph in this section that you reset the exercise price for 3,597,500 options. Please tell us how you accounted for and valued the modification. Refer to FASB ASC 718-20-35.

Response:  The modified warrants were revalued as of the reset date as required in ASC 718-20-35-3. We used the Black-Scholes model with an updated volatility and risk free rate. We recorded as compensation expense in 2012 the additional value determined above the value immediately prior to the modification.

Note 12 - Construction in Progress

Construction in Progress - Long Term, page F-21

8. We note that you disclose your construction in progress represents designs for co-generation projects. To help us understand whether the assets represent physical assets in construction or an intangible asset related to contract rights, please tell us in sufficient detail about the nature of the underlying assets. Also tell us the estimated costs to complete the seven co-generation projects, the expected source of funds for the projects, the current status of each project, and the estimated timing of beginning and ending each project.

Martin James

U.S. Securities and Exchange Commission

April 11, 2014

Response:  The underlying assets for the purchase of IPS/GREG are the designs and plans created by IPS/GREG to use natural gas to generate steam to power electrical generators in meat processing plants. The steam is secondarily used to butcher and process the meat.  There were no contract rights existing beyond the right to build the plants at the time of the purchase of IPS/GREG. The Company is negotiating the purchase take off agreements with the local utilities for the excess electricity which they are required by law (PURPA) to accept at their avoided cost rate.

		Estimated Costs
1.	Alberta, Canada	$21,377,683
2.	Souderton, PA	$21,377,683
3.	Live Oak, FL	$10,124,416
4.	Tolleson, AZ	$10,124,416
5.	Mt. Pleasant, TX	$18,115,740
6.	Marshalltown, IA	$17,571,737
7.	Worthington, MN	$19,276,000

The first project is on schedule to be turned on line in August 2014 with 4 more in the fourth quarter of 2014 and the remaining 2 in the first quarter of 2015. All of the projects have begun preconstruction work including siting and permitting as of this date. Equipment has been ordered and is being built for the first 5 projects.

During to the fourth quarter of 2013, the Company raised approximately $12 million (including $1,600,000 payable through promissory notes) in equity capital through the exercise of approximately four million registered Class A warrants at $3 per share.  The primary use of the capital raise will be to provide the equity component of project financing for the seven initial combined heat and power projects.  The Company has non-binding term sheets from an international bank and mezzanine debt providers that would result in approximately 8% equity and 92% project finance debt for the larger CHP power plants. The Company is negotiating with alternative financing services for  various combinations of equity and debt project financing.  To date, the Company is using cash on hand to advance the projects on schedule while deciding which of the various alternative sources of funding to use.

Note 13 - Related Party Transactions

Employment Contracts, page F-22

9. We note that the terms of the performance warrants to purchase 1 million shares of common stock at an exercise price of $1.25 per share were subsequently revised so that the exercise price was reduced to $0.01, the term was extended and the vesting criteria was amended to remove the milestone criteria and to effectively vest immediately. Please tell us how you accounted for and valued the modification to these warrants. Refer to FASB ASC 718-20-35.

Response: The modified warrants were revalued as of the reset date as required in ASC 718-20-35-3. We used the Black-Scholes model with an updated volatility and risk free rate. We recorded as compensation expense in 2012 the additional value determined above the value immediately prior to the modification.

Note 16 - Acquisition of Subsidiaries, page F-24

10. Please amend to disclose the method you used to determine the acquisition-date fair value of your common stock for each acquisition where the consideration included the issuance of your common stock consistent with FASB ASC 805-30-50-1(b)(4).

Martin James

U.S. Securities and Exchange Commission

April 11, 2014

Response:  Note 17 has been revised to disclose that the method for determining the fair value of the Company’s common stock issued to acquire the subsidiaries.

11. For each contingent consideration arrangement, please tell us the amount you recognized as of the acquisition date for the arrangement and the method of determining the amount. Refer to FASB ASC 805-30-25-5. Tell us how you considered the disclosures required by FASB ASC 805-30-50-1(c).

Response: No value was recorded for contingent consideration in the acquisition of subsidiaries. The only transaction with contingent consideration was the Castrovilla transaction. At the acquisition date the Company determined that the likelihood of the conditions of the Lock-up Period being met was remote. Subsequent to the purchase of Castrovilla the provisions of the Lock-up Period have never been met. Accordingly, no contingent consideration is due.

12. Please amend to show the pro forma revenues and earnings (losses) of the combined entities as though the IPS, GREG, IP and MPS business combinations that occurred during 2013 had occurred as of the beginning of 2012, or tell us if it is impracticable to provide this information and why, consistent with FASB ASC 805-10-50-2(h)(3).

Response: The pro forma revenues and earnings (losses) of the combined entities as though the business combinations of IPS, GREG, IP and MPS occurred as of the beginning 2012 have been added to Note 17 to the financial statements.

13. We note your discussions on pages 7 and 15 that you entered into a Purchase and Sale Agreement, dated as of July 26, 2012, with White Horse Energy, LLC. Under the agreement, you were to acquire 100% of the issued and outstanding limited liability company interests in Waianae PV-02, LLC, a Hawaii limited liability company (the approximately 497 kilowatt photovoltaic solar energy system in Waianae, Hawaii). We do not see where you have discussed this transaction in the financial statements. Please respond to the following:

•

Please tell us whether you acquired the rights, and, if so, how you accounted for the transaction. Discuss whether this was a business combination or an asset purchase and why. Refer to FASB ASC 805-10-25-1, 805-10-55-4 through 55-9, and 805-50-30-1 through 30-4.

•

Tell us if the transaction is reflected in your financial statements.

•

Tell us the status of the underlying projects as of December 31, 2013.

Response:

•

We did acquire the rights to and the interests in the Waianae PV-02 project. The LLC holding the project was a project Special Purpose Entity. The Waianae PV-02 project was accounted for as an asset purchase because Waianae existed only as a solar project to be built for a customer. No other assets were acquired with the purchase of the solar project.

•

We are carrying the solar project in construction in progress-short term in the financial statements as of December 31, 2013. See Note 13.

•

We had almost completed the construction of the solar project by the end of 2013. We have contracted with a buyer for the project and have an expected closing on the sale of Waianae PV-02 in April of 2014.

14. Please also provide us with your analysis regarding the IPS and IP acquisitions as to whether each transaction was a business combination or an asset purchase.

Martin James

U.S. Securities and Exchange Commission

April 11, 2014

The acquisition of IPS was an asset purchase. The purpose for the acquisition was to acquire the plans and development to the 7 cogeneration projects discussed previously. IPS had no significant operations such as revenues or operating costs prior to the acquisition. The Company has subsequently infused significant capital into IPS and expanded its operations sufficiently to complete the 7 projects. The Company issued 15,500,000 shares of its common stock to acquire IPS. This constituted approximately 38% of the outstanding common shares after the acquisition. Also the management of the Company remained in control of the Company after the purchase of IPS. Subsequently when we expanded our board of directors in preparation for an exchange listing only 1 of the 6 board seats were filled by IPS personnel.

The acquisition of IP was an asset purchase. The purpose for the acquisition was to acquire the patent rights to certain energy saving technology. IP had no significant operations such as revenues or operating costs prior to the acquisition. Prior to the acquisition IP was primarily a research and development enterprise with 3 initial systems installed in grocery stores. The Company has subsequently infused significant capital into IP and expanded its operations seeking to complete the commercialization of the technology. The Company issued 1,383,400 shares of its common stock to acquire IP. This constituted approximately 3% of the outstanding common shares after the acquisition. Also the management of the Company remained in control of the Company after the purchase of IP. None of the 6 board seats were filled by IP personnel.

15. Please tell us the status of the Castrovilla guarantee discussed on page F-25 and whether you paid any amounts under the guarantee.

Response: As discussed in the response to comment 7 there have been no payments under the guarantee. The guarantee expired in January 2014.

16. Please tell us how you determined the acquisition-date fair value of the construction in progress acquired from IPS, the technology acquired from IP, and the battery technology acquired from MPS. Refer to FASB ASC 805-20-30-1.

Response: The common shares were valued for accounting purposes based upon the 10 day average closing price of the Company’s common stock preceding the closing of the transaction. The Company did an impairment test at the closing and determined that the cost was not impaired based on estimated discounted future cash flows.

Note 17 - Operating Segments, page F-29

17. You disclose on page F-29 that you have three principal operating segments: construction of alternative energy facilities, HVAC construction and management, and energy efficiency remediation. Please respond to the following:

•

Please explain why you only reflect two operating segments in the tables on page F-30.

•

Please explain how you determined your reportable operating segments under FASB ASC 280-10-50.

•

We note from your disclosure on page 5 that the company has five businesses including Blue Earth Solar, Blue Earth CHP, Blue Earth EMS, Blue Earth PPS, and Blue Earth EPS. Discuss whether each of these businesses is considered a reportable operating segment.

Response: The Company disposed of its HVAC division in January 2014. The HVAC operations are classified as discontinued operations in the financial statements. We have amended the description of the segments in Note 18 to eliminate discussion of HVAC.

Martin James

U.S. Securities and Exchange Commission

April 11, 2014

We evaluated our operations following the provisions of ASC 280-10-50 which requires that an operating segment of a public entity have all of the following characteristics: 1. It engages in activities from which it may earn revenues and incur expenses, 2. its operating results are regularly reviewed by the entity’s chief decision maker to make decisions about resources to be audited and 3, its discrete information is available. As of December 31, 2013 there were only 2 components that met these requirements. Accordingly we disclosed the Energy Efficiency segment (Castrovilla) and the construction of  alternative energy facilities segment (Xnergy.) We expect that in 2014 other components of the Company will develop into reportable segments.

Blue Earth Solar is synonymous with Xnergy and is reported under that name. Blue Earth CHP commenced significant operations in the first quarter of 2014 and will likely be reported as a segment hereafter. Blue Earth EMS is an alternative name for Castrovilla and is reported under that name. Blue Earth EPS had limited operations in 2013 and it remains to be seen if it will develop into a reportable segment. Blue Earth PPS is still in the research and development stage and it remains to be seen if it will develop into a reportable segment.

18. Please amend to disclose the following:

•

The factors used to identify your reportable segments and the types of products and services from which each reportable segment derives its revenues. Refer to FASB ASC 280-10-50-21.

•

The depreciation and amortization expense for each segment if depreciation and amortization expense are included in your measure of segment profit or loss. Refer to FASB ASC 280-10-50-22.

•

Identify and describe all significant reconciling items. Refer to FASB ASC 280-10-50-31.

Response: The factors used to identify the reportable segments and the types of products and services are disclosed in the first and second paragraphs of Note 18, respectively. The depreciation and amortization expense for each segment are added to the disclosure in Note 18. There are no significant reconciling items to disclose.

19. Please tell us whether your revenues from any single external customer amounted to 10 percent or more of your revenues for any of the periods presented. Refer to FASB ASC 280-10-50-42.

Response: No single customer amounted to 10 percent or more of the Company’s revenues for the periods presented.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 55

20. Please amend to disclose the version of the Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission used in your assessment. We note the reference to the 1992 version in your independent registered public accounting firm’s report on page 58.

Response: Management’s Report on Internal Control Over Financial Reporting has been amended to disclose the use of the 1992 version of the Integrated Framework.

Martin James

U.S. Securities and Exchange Commission

April 11, 2014

Change in Internal Control Over Financial Reporting, page 56

21. You disclose that during the fourth quarter of 2013, management implemented some internal controls which remediated material weaknesses identified during their initial assessment of the effectiveness of the internal controls. Please respond to the following:

•

Please tell us why you refer to the assessment conducted in the fourth quarter as your initial assessment of the effectiveness of internal controls. We note that management disclosed that it conducted an assessment of both disclosure controls and procedures and internal control over financial reporting in your December 31, 2012 Form 10-K on page 55.

•

Explain why you disclosed in your September 30, 2013 Form 10-Q on page 21 that management concluded that your disclosure controls and procedures were effective given your disclosure on page 56 of the 10-K that you had material weaknesses.

Response: We refer to the assessment in the fourth quarter of 2013 as our initial assessment because it was the first instance where management performed a test of the controls to determine if they were operating effectively. Prior to that management assessed the ineffectiveness of the internal controls based upon the lack of controls. The Company began implementing a system of internal controls during the third quarter of 2013. The controls were not in place for sufficient amount of time to make a test there of as of September 30, 2013. However, management evaluated the controls as they existed and concluded that they were effective believing that the material weaknesses had been remediated. In November and December 2013 management tested the controls and was able to support that conclusion with the successful test results.

Exhibit 23.1

22. Please request your independent registered public accounting firm to revise their consent to include a reference to their report, included on page F-1 of your Form 10-K, on the company’s internal control over financial reporting.

Response: Our independent registered public accounting firm has revised their consent accordingly.

Form 8-K dated July 24, 2013 and filed July 29, 2013

23. Please tell us why you did not file an amendment to your Form 8-K to include financial statements and pro forma information pursuant to Item 9.01 of Form 8-K for the acquisition of Intelligent Power, Inc.

Amendment No. 1 to Form 8-K dated July 15, 2013 filed September 27, 2013

Response: An amendment to the Form 8-K was not required under Item 9.01 (a) of Form 8-K. The acquisition of Intelligent Power, Inc. did not meet either of the thresholds for filing pro forma financial statements. The total assets and total revenues of Intelligent Power, Inc. were less than 10% of the combined total assets and revenues of the Company and Intelligent Power, Inc.

Amendment No. 1 to Form 8-K dated July 15, 2013 filed September 27, 2013

Exhibit 99.2 Interim Financial Statements of GREG

24. Please tell us why the financial statements of GREG from inception on February 21, 2013 through June 30, 2013 are unaudited. Explain how you considered Item 9.01(a) of Form 8-K.

Martin James

U.S. Securities and Exchange Commission

April 11, 2014

Response: The acquisition of GREG did not meet either of the thresholds for filing audited financial statements. The total assets and total revenues of GREG were less than 20% of the combined total assets and revenues of the Company and GREG.

Exhibit 99.4 Pro Forma Financial Information for IPS and GREG

25. The company presents pro forma balance sheets as of June 30, 2013 and December 31, 2012. We note that the acquisition occurred on July 15, 2013. In future filings, to comply with Item 9.01(b)(1) and Item 11-02 of Regulation S-X, the company should only present one pro forma condensed balance sheet as of the end of the company’s most recent period for which a consolidated balance sheet is required by Rule 3-01 of Regulation S-X (unless the transaction is already reflected in such balance sheet).

Response: Comment noted.

Amendment No. 1 to Form 8-K dated August 23, 2013 filed October 17, 2013

Exhibit 99.1

26. Please tell us why the financial statements of MPS as of and for December 31, 2012 are unaudited. Explain to us how you considered Item 9.01 of Form 8-K and Rule 8-04(b) of Regulation S-X.

Response: The acquisition of MPS met one of the thresholds requiring the filing pro forma and historical financial statements. However the acquisition of MPS did not meet either of the thresholds requiring audited historical financial statements for MPS. The total assets of MPS were more than 10% of the combined total assets but less than 20% of the Company and MPS. The total revenues of MPS were less than 10% of the combined revenues of the Company and MPS.

27. Please amend to include an introductory paragraph which briefly sets forth a description of each of the transactions reflected in the pro forma statements, the entities involved and the periods for which the pro forma information is presented. Also include the following:

•

Reference all adjustments to notes which clearly explain the assumptions involved; and

•

Present the company’s historical basic and diluted per share data and pro forma basic and diluted per share data on the face of the pro forma condensed statements of operations together with the number of shares used to compute such per share data.

Response: The Form 8-K has been amended to include an introductory paragraph, to reference all adjustments and to present the earnings per share data.

Refer to Rule 11-02(b) of Regulation S-X.

Martin James

U.S. Securities and Exchange Commission

April 11, 2014

We hereby acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLUE EARTH, INC.

By: /s/ Dr. Johnny R. Thomas

Dr. Johnny R. Thomas,

CEO